EXHIBIT 9

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED
PURSUANT TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Four Seasons Hotels Inc. on Form 40-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Isadore Sharp, Chief Executive Officer of Four Seasons Hotels Inc., certify, pursuant to 18 U.S.C. SS. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

1.	The Report fully complied with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Four Seasons Hotels Inc.

Dated: March 9, 2006	/s/ Isadore Sharp
Isadore Sharp
Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED
PURSUANT TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Four Seasons Hotels Inc. on Form 40-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John Davison, Chief Financial Officer of Four Seasons Hotels Inc., certify, pursuant to 18 U.S.C. SS. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

1.	The Report fully complied with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Four Seasons Hotels Inc.

Dated: March 9, 2006	/s/ John Davison
John Davison
Chief Financial Officer